AETNA TAX FREE FUND
File No. 811-6352
Attachment for the period ending October 31, 1996

Item 77c.

	The Special Meeting of the Shareholders of the Aetna Tax-Free Fund ("the portfolio") was held on May 23, 1996. Shareholders were asked to vote on the following proposals:

1. (A) Vote on proposal to approve a Plan of Liquidation with respect to the Aetna Tax-Free Fund.


			 AFFIRMATIVE VOTES    NEGATIVE VOTES

ADVISOR CLASS              24,513.240                 .000
SELECT CLASS               22,906.980           11,561.830

    (B) Vote on proposal to approve Articles of Amendment to the Fund's Articles of Incorporation.


			AFFIRMATIVE VOTES      NEGATIVE VOTES

ADVISOR CLASS              24,513.240                  .000
SELECT CLASS               22,865.210            11,498.680




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